DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS BEEN OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN SUCH LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

April 10, 2014

VIA EDGAR, OVERNIGHT DELIVERY AND ELECTRONIC MAIL

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Mitchell Austin, Staff Attorney
Stephen G. Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.
Registration Statement on Form S-1
Filed March 26, 2014
File No. 333-194817

Gentlemen:

On behalf of TubeMogul, Inc. (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to advise the Staff of the preliminary price range that the Company anticipates for its initial public offering. To assist the Staff in its review, we have also provided below updated disclosure for the Company’s January and February 2014 award grants which the Company proposes to include in a future amendment of the Registration Statement on Form S-1 to be filed with the Commission.

Because of the commercially sensitive nature of certain of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 10, 2014

Page Two

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that, based in part upon discussions with the underwriters for the Company’s initial public offering, the Company anticipates that the preliminary price range to be included on the cover of the Company’s preliminary prospectus will be a two dollar range between [***] per share (the “Anticipated Price Range”), assuming a [***] reverse split of the Company’s outstanding common stock and preferred stock to be effected prior to the completion of the offering (or [***] per share based upon the number of outstanding shares prior to the [***] split as set forth in the Registration Statement on Form S-1 filed March 26, 2014 that was last reviewed by the Staff).

The Company respectfully advises the Staff that market conditions remain volatile, and the price range that is ultimately disclosed in the preliminary prospectus related to the initial public offering could differ from the Anticipated Price Range.

To assist the Staff in its review, the Company is additionally supplementally providing to the Staff a draft of the proposed updates to its tabular disclosure regarding awards the Company has granted and related updates to its narrative disclosure regarding the determination of the fair value of stock-based compensation grants for awards granted in January and February 2014, attached hereto as Exhibit A, to be included in a future amendment of the Registration Statement on Form S-1 to be filed with the Commission.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Enclosures

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 10, 2014

Page Three

Cc:	Brett Wilson (TubeMogul, Inc.)
Eric Deeds (TubeMogul, Inc.)
Michael J. Torosian (DLA Piper LLP (US))
Daniel J. Winnike (Fenwick & West LLP)
William L. Hughes (Fenwick & West LLP)
Theodore G. Wang (Fenwick & West LLP)

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 10, 2014

Page Four

Exhibit A

Note: All of the information set forth below is before the effect of the proposed [***] reverse stock split, which the Company anticipates will be included in a future amendment of the Registration Statement on Form S-1 to be filed with the Commission.

Stock-Based Compensation

We granted the following awards between January 1, 2012 and March 31, 2014:

Grant Date	Number of Options Granted	Number of RSUs	Exercise Price Per Share (Options)	Common Stock Fair Value Per Share on Date of Grant
April 19, 2012	1,584,000	—	$0.35	$0.56
June 8, 2012	210,000	—	0.35	0.69
July 19, 2012	145,000	—	0.35	0.79
October 11, 2012	292,500	—	0.35	1.01
November 20, 2012	400,000	—	0.35	1.12
June 10, 2013	1,846,827	—	1.16	1.32
June 18, 2013	37,750	—	1.16	1.32
July 17, 2013	71,500	—	1.16	1.32
November 11, 2013	1,318,500	—	1.38	2.71
* January 21, 2014	218,500	273,600	3.55	3.55
* February 14, 2014	62,500	89,700	4.17	4.17

*	New disclosure added

*****

Determination of the Fair Value of Stock-based Compensation Grants

January 2014 Awards

We granted 218,500 options on January 21, 2014. Our board of directors set an exercise price of $3.55 per share for these options based in part on the valuation prepared as of December 31, 2013. As discussed in the preceding section, the December 31, 2013 valuation determined a fair value of our common stock to be $3.55 per share. For financial reporting purposes, we determined a value per share of $3.55 to establish the fair value of our January 2014 awards.

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 10, 2014

Page Five

February 2014 Awards

We granted 62,500 options on February 14, 2014. Our board of directors set an exercise price of $4.17 per share for these options based in part on a valuation prepared as of January 31, 2014. The January 31, 2014 valuation was developed using the income approach and market approach. For the income approach, the discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2014 through December 31, 2024. These estimated future cash flows were discounted using a WACC of 32.8%. For the market approach, we utilized the comparable peer companies as described above in the section “—November 2013 Awards.” This valuation, like the September 30, 2013 valuation and the December 31, 2013 valuation, was in part based on a hybrid method. At the time of this valuation, the expected outcomes were weighted as follows: (1) 60% toward an IPO scenario; and (2) 40% toward remaining a private company (using the OPM method). We determined the appropriateness of the weighting of the expected outcome of the IPO by considering factors such as the stage we were in regarding the IPO. During the January 31, 2014 valuation timing, we confidentially submitted a draft registration statement on Form S-1 with the Commission. The IPO value assumed an IPO in the second quarter of 2014. As a result, the fair value of our common stock, as determined by the hybrid method and after applying a marketability discount of 39.0% for remaining a private company and 14.0% for the IPO scenario, was determined to be $4.17 per share. For financial reporting purposes, we determined a value per share of $4.17 to establish the fair value of our February 2014 awards.